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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BioMimetic Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09064X101
(CUSIP Number)
Ulrik Spork
Novo A/S
Krogshojvej 41
Bagsvaerd, Denmark DK-2880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS: NOVO A/S

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		2,371,771*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,371,771*

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,371,771*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
     The following footnote is hereby amended and restated in its entirety as follows:
     * Thomas Dyrberg, a partner of Novo A/S, resigned as a member of the board of directors of BioMimetic Therapeutics, Inc. effective June 21, 2007. Dr. Dyrberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S. The board of directors of Novo A/S has sole voting and investment control over these shares. The Board of Directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Hans Werdelin, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

SCHEDULE 13D
This Amendment No. 1 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission by Novo A/S on March 15, 2007. It is amended to reflect on the cover page that Dr. Thomas Dyrberg resigned as a member of the board of directors of BioMimetic Therapeutics, Inc. effective June 21, 2007. Only the amendment to the footnote to the cover page is reported herein.

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Novo A/S

July 9, 2007
Date

/s/ Ulrik Spork
Signature

Ulrik Spork Senior Partner
Novo A/S
Name/Title

4